Exhibit 99.1

Avianca Holdings S.A. and Fortress Transportation and Infrastructure Investors LLC announce an agreement for the sale and purchase of fourteen aircraft

Release Date: July 24, 2019

Bogotá and New York — Avianca Holdings S.A. (NYSE: AVH; BVC: PFAVH; “Avianca”) and Fortress Transportation and Infrastructure Investors LLC (NYSE: FTAI) today announced that, in accordance with Avianca’s fleet plan and the continued implementation of the “Avianca 2021” transformation plan, Avianca has agreed to sell and FTAI has agreed to purchase 14 aircraft (ten A318 and four A320 aircraft powered by CFM56-5B and V2500 engines, respectively) for an estimated aggregate price of approximately US$160 million. All transactions are expected to close in 2019, subject to customary closing conditions.

Anko van der Werff, Avianca’s Chief Executive Officer, stated, “We are excited to execute a flexible phase-out plan that maximizes our fleet value. It has been terrific working with FTAI – we look forward to exploring new opportunities across our fleet with FTAI and continuing to build our relationship with them.”

“It is a pleasure to work closely with Avianca and their fleet management team while they transition from current generation to new generation aircraft,” said Joe Adams, FTAI’s Chairman and Chief Executive Officer. “FTAI’s expertise in the CFM and V2500 engine markets and bespoke approach have allowed us to maximize value for Avianca.”

About Avianca Holdings S.A.

Avianca is a commercial brand that focuses on integrating passenger and cargo transportation airlines and on-ground services with a team of more than 21,000 employees. The term “Avianca Holdings” refers to the consolidated entity. Solely with respect to Avianca and Avianca Holdings, the original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Fortress Transportation and Infrastructure Investors LLC

Fortress Transportation and Infrastructure Investors LLC owns and acquires high quality infrastructure and equipment that is essential for the transportation of goods and people globally. FTAI targets assets that, on a combined basis, generate strong and stable cash flows with the potential for earnings growth and asset appreciation. FTAI is externally managed by an affiliate of Fortress Investment Group LLC, a leading, diversified global investment firm.

FTAI’s Aviation business focuses on mid-life aircraft and compatible engine types and pursues a creative and flexible approach to commercial aircraft and jet engine leasing. FTAI’s activity in the aviation sector has been largely focused on the commercial jet engine leasing market, and FTAI has acquired engines either directly or in connection with the acquisition of commercial aircraft. As of March 31, 2019, FTAI’s aviation portfolio includes 219 assets (73 commercial passenger aircraft and 146 commercial jet engines), and 111 of its commercial jet engines and 69 of its commercial aircraft are leased to operators or other third parties around the globe. FTAI’s Aviation team is composed of experienced professionals with deep industry knowledge in offices around the world including New York, Miami, Dublin and Dubai.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, statements regarding the ability to close the transactions, expected timing for such closings and the estimated aggregate purchase price. These statements are based on Avianca management’s and FTAI management’s current expectations and beliefs, and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, many of which are beyond Avianca’s and FTAI’s control. Avianca and FTAI can give no assurance that their expectations will be attained and such differences may be material. Accordingly, you should not place undue reliance on any forward-looking statements contained in this press release. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the relevant sections in Avianca’s Annual Report on Form 20-F and Reports of Foreign Private Issuers on Form 6-K, which are available on Avianca’s website (www.aviancaholdings.com), as well as the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in FTAI’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are available on FTAI’s website (www.ftandi.com). In addition, new risks and uncertainties emerge from time to time, and it is not possible for Avianca or FTAI to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Such forward-looking statements speak only as of the date of this press release. Avianca and FTAI expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Avianca’s or FTAI’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based. This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

For further information, please contact:

Alan Andreini

Investor Relations

Fortress Transportation and Infrastructure Investors LLC

(212) 798-6128

aandreini@fortress.com

Avianca Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca.com

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